UNITED STATE

SSECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OXiGENE, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

691828404

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691828404

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,394,160
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,394,160
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,160 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

This Amendment No. 1 is being filed by Mr. Kopin and amends the Schedule 13G initially filed by Mr. Kopin with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4.	Ownership.

(a) and (b):

As of the close of business on December 31, 2015, Mr. Kopin may be deemed to beneficially own 1,394,160 shares of Common Stock, which consists of (i) 286,280 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal Capital, LLC, a Delaware limited liability company (“Intracoastal”, and such warrant being referred to herein as the “First Intracoastal Warrant”), (ii) 40,793 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (the “Second Intracoastal Warrant”), (iii) 959,855 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal (the “Third Intracoastal Warrant”) and (iv) 107,232 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal (the “Fourth Intracoastal Warrant”), and all such shares of Common Stock represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 26,544,934 shares of Common Stock issued and outstanding on November 10, 2015, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2015, plus (2) 286,280 shares of Common Stock issuable upon exercise of the First Intracoastal Warrant, plus (3) 40,793 shares of Common Stock issuable upon exercise of the Second Intracoastal Warrant, plus (4) 959,855 shares of Common Stock issuable upon exercise of the Third Intracoastal Warrant plus (5) 107,232 shares of Common Stock issuable upon exercise of the Fourth Intracoastal Warrant.

The foregoing excludes: (I) 19,351 shares of Common Stock issuable upon exercise of the Fourth Intracoastal Warrant because the Fourth Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Fourth Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock and (II) 548,523 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal (the “Fifth Intracoastal Warrant”) because the Fifth Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Fifth Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Kopin may be deemed to have beneficial ownership of 1,962,034 shares of Common Stock.

(c) Number of shares as to which Mr. Kopin has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,394,160.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 1,394,160.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

/s/ Mitchell P. Kopin
Mitchell P. Kopin